Modal Math

Math practice in sign language



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Modal Math
Accessible Math Practice
for Special Learners
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The Problem

Deaf/HH high school graduates test, on average, at a 5th grade math level (Traxler, 2000).

Teachers struggle due to lack of resources.

Parents struggle to support their Deaf/HH children academically due to communication barriers. About 90% of Deaf/HH children are born to hearing parents, most of whom don't sign.

Deaf/HH Individuals face poorer employment outcomes compared to the general public.

The Solution

A website that provides math lessons and tests with American Sign Language, visuals, voice over and simplified text.



Students
learn and practice math skills anywhere, any time



Teachers
pick and choose lessons from a menu of hundreds of topics and thousands of questions



Parents
track progress as students work through math skills

The Product

- Levels prekindergarten to fifth grade, common core aligned
- Hundreds of topics at each level
- Thousands of questions for assessment

Watch the Videos → Take the Quiz → Track Progress


Omar listened to music for 15 minutes every day for a week. How many minutes did he listen to music total?


How many tables?
Choose only ONE best answer.
A
1


Modal Math
Level

Target Market

Educational Programs for students who are Deaf/Hard of Hearing

Teachers of the Deaf and Hard of Hearing

Parents of Students who are Deaf/Hard of Hearing

Estimated 37.4k-57.9 thousand students who are Deaf/HH enrolled in educational programs In the United States and Canada.

*Projections are not guaranteed.

**Detailed information In Appendix



Market Validation

Over 40 paying subscribers in the first 6 months and over 120 email list subscribers, without any product advertising or formal marketing. 220 total accounts enrolled in 6 months (including students, teachers and parents).

Retention Rate for Individual Monthly Subscribers

Subscriber retention by cohort ℹ

Subscribed	Start value	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6
All	26	88%	88%	81%	81%	77%	77%
Dec 2019 *	1	100%	100%	100%	100%	100%	100%
Jan 2020	5	100%	100%	100%	100%	80%	
Feb 2020 *	2	50%	50%	50%	50%		
Mar 2020	6	83%	83%	50%			
Apr 2020	4	100%	100%				
May 2020	8	88%					

Note: Data is from Stripe account and only includes monthly individual subscriptions (parents and teachers). Does not include organization subscriptions or individuals that purchased annual subscriptions.
* Outliers due to small number of new subscribers

Revenue Breakdown



Business Model

Monthly or Annual Subscription

$20/
parent monthly

$25/
teacher
(w/10 student
accounts)
Monthly

School-wide
subscription
priced at the
number of
teachers or
$30/ student
annually

Market Adoption

Partnerships



deaf kids CODE

Nonprofit purchases memberships and donates them

Schools

Programs for Deaf/HH students

Special Education Cooperatives

Districts with Teachers of the Deaf

Networks

Teacher training programs

Parent Networks

Competitive Landscape

	iModal Math	BrainPOP	Khan Academy	IXL	STMath
American Sign Language	✅	❌	❌	❌	❌
Adapted Language for Struggling Readers	✅	❌	❌	❌	✅
Curriculum Alignment	✅	✅	✅	✅	✅
Made for students with Hearing Loss	✅	❌	❌	❌	❌
Cross Categorical Learning	✅	❌	❌	❌	❌

Value Proposition

First to Market

First comprehensive mathematics curricular tool of its kind created just for Deaf/HH kids

Cross Categorical

Focus on building language and vocabulary through simultaneous communication, and conceptual understanding so students can apply their math skills to real-world situations

Curriculum Alignment

Aligned with Common Core Curriculum Sequence of Learning Follows K-12 NY common core state standards

Ease of Use

Web-based - ideal for distance learning 1-1 technology - compatible with iPads, iPhones, Chrome books, etc. Students automatically go to next lesson

Language Integration

Closed Captioning American Sign Language

Data Tracking

Teachers and parents can track progress to inform instruction This allows for differentiation in the classroom and serves to supplement in the form of additional practice or homework

Projected Budget Allocation



Founder



Looking to grow!



Nadia Iftekhar

Founder, CEO, ASLedu, LLC

Certified Teacher of the Deaf K - 21

B.S. Speech and Hearing Sciences

University of Illinois, Urbana Champaign

M.Ed. in Deaf and Hard of Hearing Education

M.A. in Elementary Inclusive Education

Teachers College,

Columbia University in the City of New York

Appendix: Detailed Market Map

1st Key Market: Districts/Schools/Programs for Students who are Deaf/HH in the U.S. and Canada			579 programs for Deaf/HH students in U.S. and Canada (April 2019, American Annals for the Deaf, Gallaudet Univ.)				
Market Size	**# of students**	**Cost Calculation over year and 18 months**	Market Share Prediction/ 1 year, 2 years and 3 year				
Largest Market Estimate	**57,900 DHH Students** (Avg of 100 students/program)	x 2.50/month x 12 months = **$30/Year per student** x2.50/month x 24 months = **$60/ 2 years per student** X2.50/month x 36 months = **$90/ 3 years per student**	Market Share	# students	X $30 / year	X $60 (2 years)	X $90 (3 years)
			100%	57,900	$1,737,000	$3,474,000	$5,211,000
			80%	46,320	$1,389,600	$2,779,200	$4,168,800
			50%	28,950	$868,500	$1,737,000	$2,605,500
			20%	11,580	$347,400	$694,800	$1,042,200
Medium Sized Market Estimate	**46,320 DHH Students** (Avg of 80 students/program)	x 2.50/month x 12 months = **$30/Year per student** x2.50/month x 24 months = **$60/ 2 years per student** X2.50/month x 36 months = **$90/ 3 years per student per student**	Market Share	# students	X $30 / year	X$60 (2 years)	X$90 (3 years)
			100%	46,320	$1,389,600	$2,779,200	$4,168,800
			80%	37,056	$1,111,680	$2,223,360	$3,335,040
			50%	23,160	$694, 800	$1,389,600	$2,084,400
			20%	9,264	$277,920	$555,840	$833,760
Smallest Market Estimate	**34,740 DHH Students** (Avg of 60 students/program)	x 2.50/month x 12 months = **$30/Year per student** x2.50/month x 24 months = **$60/ 2 years per student** X2.50/month x 36 months = **$90/ 3 years per student per student**	Market Share	# students	X $30 / year	X$60 (2 years)	X$90 (3 years)
			100%	34,740	$1,042,200	$2,084,400	$3,126,600
			80%	27,792	$833, 760	$1,667,520	$2,501,280
			50%	17,370	$521,100	$1,042,200	$1,563,300
			20%	6,948	$208,440	$416,880	$625,320

*This estimate assumes selling 12-month memberships to districts/schools/programs, does not include summer drop-offs that can be seen in individual teacher/parent sales

*Projections are not guaranteed.

Appendix: CDC Data on Hearing Loss

Data and Statistics About Hearing Loss in Children

EHDI Annual Data

In the United States

- Studies have shown a range of estimates for the number of children with hearing loss, some of which are summarized in the following table.

Prevalence Rate	Source and Year	Age Range	Type/Degree of Hearing Loss	Notes
14.9% of children	CDC's Third National Health and Nutrition Examination Survey (NHANES III), 1988 – 1994 [Read article ☑]	6-19 years of age	Low- or high-frequency hearing loss of at least 16-decibel hearing level in one or both ears.	National population-based, cross-sectional survey with an in-person interview and audiometric testing at 0.5 to 8 kilohertz.
5 per 1,000 children	CDC's National Health Interview Survey, 1997-2005 [Read article ☑]	3-17 years of age	N/A	Parent-reported hearing loss based on the question, "Which statement best describes the child's hearing without a hearing aid: good, a little trouble, a lot of trouble, or deaf?"
1.7 per 1,000 babies screened	CDC's Hearing Screening and Follow-up Survey, 2017 (Data table)	Babies	N/A	Includes only babies documented as being screened for hearing loss. Does not reflect cases of hearing loss that were identified but never reported to the state or territorial Early Hearing Detection and Intervention (EHDI) program.
1.4 per 1,000 children	CDC's Metropolitan Atlanta Developmental Disabilities Surveillance Program (MADDSP), 1991-2010 [Read article ☑]	8 years of age	Bilateral hearing loss of 40 decibels or more	MADDSP identifies children with moderate to profound hearing loss by reviewing existing records at multiple health and education sources.

Annual Data Early Hearing Detection and Intervention (EHDI) Program. (2020, June 08). Retrieved June 24, 2020, from https://www.cdc.gov/ncbddd/hearingloss/ehdi-data.html